                     TAXATION OF ACE AND ITS SHAREHOLDERS

     The following summary of (i) the taxation of ACE and its subsidiaries and
(ii) the taxation of ACE shareholders is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could be retroactive and could affect this summary. The tax treatment of any particular shareholder may vary depending on such shareholder's particular tax situation or status. The following summary is for general information only and does not purport to be a complete analysis or listing of all tax considerations that might be applicable to ACE and its subsidiaries or a holder of ACE Ordinary Shares, including persons who may be subject to special tax rules (e.g. tax exempt entities or dealers in securities) or shareholders who are not U.S. persons. A U.S. person who holds ACE Ordinary Shares as capital assets will be referred to herein as a "U.S. ACE Shareholder." Each prospective shareholder is urged to consult his or its own tax advisors as to the particular tax consequences to such shareholder of owning ACE Ordinary Shares.

Taxation of ACE and its Subsidiaries

     Bermuda. CODA and ACE Insurance have received from the Minister of Finance of Bermuda an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to CODA or ACE Insurance or to any of their operations or the shares, debentures or other obligations of CODA or ACE Insurance until March 28, 2016. This assurance does not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda, nor does it prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to CODA or ACE Insurance. ACE, as a permit company under the Companies Act 1981 of Bermuda (the "Bermuda Act"), has received similar assurances which are effective until March 28, 2016. CODA and ACE Insurance, under current rates, pay annual Bermuda government and business fees in the aggregate of BD$4,515 and BD$7,875, respectively. ACE is required to pay certain annual Bermuda government fees. Under current rates, ACE pays a fixed annual fee of BD$1,680. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax to the Bermuda Government. For the fiscal year ended September 30, 1996, ACE paid approximately $776,000 in payroll tax. Currently there is no Bermuda withholding tax on dividends paid by CODA or ACE Insurance.

     Cayman Islands. Under current Cayman Islands law, ACE is not obligated to pay any taxes in the Cayman Islands on its income or gains. ACE has received an undertaking from the Governor-in-Council of the Cayman Islands pursuant to the provisions of the Tax Concessions Law, as amended, that until the year 2005 (i) no subsequently enacted law imposing any tax on profits, income, gains or appreciations shall apply to ACE and (ii) no such tax and no tax in the nature of an estate duty or an inheritance tax shall be payable on any shares, debentures or other obligations of ACE. The Cayman Islands currently imposes stamp duties on certain categories of documents; however, the current operations of ACE do not involve the payment of stamp duties in any material amount. The Cayman Islands currently imposes an annual corporate fee upon all exempted companies; at current rates ACE pays fees of approximately $1,750 per annum.

     United Kingdom. Methuen is subject to United Kingdom corporation tax and value added tax. ACE's corporate subsidiary which has acquired a 51% interest in Methuen and ACE's corporate subsidiary that is a Lloyd's corporate member participating in the Methuen syndicates are also subject to United Kingdom corporation tax and value added tax. Although ACE has a representative office in London, ACE has been advised that it is not deemed to be doing insurance business in the United Kingdom and therefore is subject only to minimal tax in the United Kingdom.

     United States. Except as provided below with respect to ACE's corporate subsidiary that is a Lloyd's corporate member, ACE and its subsidiaries do not conduct business within the United States and thus are not subject to net income tax imposed by the United States. However, because definitive identification of activities which constitute being engaged in a trade or business in the United States is not provided by the Code, regulations or court decisions, there can be no assurance that the IRS will not contend successfully that ACE or one or more of its subsidiaries is engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged would be subject to U.S. income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of the Bermuda Treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation can anticipate an allowance of deductions and credits only if it files a U.S. income tax return. Under regulations, the foreign corporation would be entitled to deductions and credits only if the return is filed timely under rules set forth therein. ACE and its subsidiaries have in the past and expect to continue filing protective tax returns to ensure that it and its subsidiaries would be entitled to deductions and credits if they are considered to be engaged in a U.S. trade or business. The highest federal tax rates currently are 35% for a corporation's effectively connected income and 30% for the branch profits tax. The branch profits tax is imposed on effectively connected net income after subtracting the regular corporate tax and making certain other adjustments and on interest paid or deemed paid from the U.S. branch to persons outside the United States. Pursuant to a Closing Agreement between Lloyd's and the IRS, ACE's corporate subsidiary that is a Lloyd's corporate member is treated as engaged in business in the United States and subject to net income tax in the United States on its U.S. source income.

     Under the Bermuda Treaty, CODA and ACE Insurance are subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. While there can be no assurances, ACE does not believe CODA or ACE Insurance has a permanent establishment in the United States. Neither CODA nor ACE Insurance would be entitled to the benefits of the Bermuda Treaty if (i) less than 50% of such subsidiary's stock were beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents, or
(ii) such subsidiary's income were used in substantial part to make disproportionate distributions to, or to meet certain liabilities of, persons who are not Bermuda residents or U.S. citizens or residents. While there can be no assurances, ACE believes that no exception to Bermuda Treaty benefits will apply after the Amalgamation.

     Foreign corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the United States as enumerated in Section 881(a) of the Code (such as dividends and certain interest on investments). The amount of such taxes paid by ACE has not exceeded $1.7 million in any fiscal year.

     Effect of the Amalgamation. ACE believes that the Amalgamation will not cause ACE or its existing subsidiaries to be subject to tax in the Cayman Islands, Bermuda or the United States (except to the very limited extent noted above that they are currently subject to tax in those jurisdictions), and it is expected that the ACE Reinsurance Subsidiary will be taxed in a manner similar to ACE's other subsidiaries. Accordingly, the foregoing description of the tax treatment of ACE and its operating subsidiaries by Bermuda, the Cayman Islands, the United Kingdom and the United States should remain unchanged after the Effective Time and should, where applicable, apply equally to the ACE Reinsurance Subsidiary.

Taxation of ACE Shareholders

     Cayman Islands. Dividends paid by ACE are not subject to Cayman Islands withholding tax.

     Bermuda. Under current Bermuda law, there is no Bermuda income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the respective shareholders of ACE with respect to an investment in ACE Ordinary Shares.

     United States--Taxation of dividends. Subject to the discussion below relating to the potential application of the "controlled foreign corporation" and "passive foreign investment company" rules, cash distributions made with respect to ACE Ordinary Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated E&P of ACE. U.S. ACE Shareholders generally will be subject to U.S. federal income tax on the receipt of such dividends. Generally, such dividends will not be eligible for the corporate dividends received deduction. To the extent that a distribution exceeds E&P, it will be treated first as a return of the U.S. ACE Shareholder's basis to the extent thereof, and then as gain from the sale of a capital asset.

     United States--Classification as a controlled foreign corporation. Under
Section 951(a) of the Code, each "U.S. 10% shareholder" (as defined below) that, on the last day of foreign corporation's taxable year, owns, directly or indirectly through a foreign entity, shares of a foreign corporation that is a "controlled foreign


                                                                              6/
corporation" ("CFC") for an uninterrupted period of 30 days or more during any taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income" for such year, even if the subpart F income is not distributed. In addition, the U.S. 10% shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property or if the CFC holds "excess passive assets," as defined in Section 956A of the Code. "Subpart F income" includes, inter alia,
(i) "foreign personal holding company income", such as interest, dividends, and other types of passive investment income and (ii) "insurance income," which is defined to include any income (including underwriting and investment income) that is attributable to the issuing (or reinsuring) of any insurance or annuity contract in connection with property in, liability arising out of activity in, or in connection with the lives or health of residents of, a country other than the country under the laws of which the CFC is created or organized, and which (subject to certain modifications) would be taxed under the insurance company provision of the Code if such income were the income of a domestic insurance company ("Subpart F Insurance Income"). However, Subpart F income does not include any income from sources within the U.S. which is effectively connected with the conduct of a trade or business within the U.S. and not exempted or subject to a reduced rate of tax by applicable treaty. Therefore, all of ACE's income, and all income of ACE's operating subsidiaries that is not attributable to a permanent establishment in the U.S., is expected to be Subpart F income.

     Under Section 951(b) of the Code, any U.S. Person who owns, directly or indirectly through foreign entities, or is considered to own (by application of the rules of constructive ownership set forth in Code Section 958(b), generally applying to family members, partnerships, estates, trusts or 10% controlled corporations) 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "U.S. 10% shareholder." In general, a foreign corporation is treated as a CFC only if its U.S. 10% shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock on any day (the "50% Test"). However, for purposes only of taking into account Subpart F Insurance Income, a foreign corporation will be treated as a CFC if (i) more than 25% of the total combined voting power or total value of its stock is owned by U.S. 10% shareholders and (ii) the gross amount of premiums or other consideration in respect of risks outside its country of incorporation exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks (the "25% Test"). It is anticipated that the gross premiums of each of the insurance subsidiaries of ACE in respect of Subpart F Insurance Income will exceed 75% of its gross premiums in respect of all risks so that the 25% Test, rather than the 50% Test, will be applicable with respect to its Subpart F Insurance Income. However, the 50% test will continue to apply to ACE itself.

     After the Amalgamation, all the capital stock of ACE Insurance, CODA, and the ACE Reinsurance Subsidiary will be owned directly or indirectly by ACE. In determining the U.S. 10% shareholders of ACE Insurance, CODA, or the ACE Reinsurance Subsidiary, U.S. Persons who are shareholders of ACE are considered as owning proportionately the stock of ACE Insurance, CODA, and the ACE Reinsurance Subsidiary. After the Amalgamation, U.S. Persons who own, directly, indirectly or by attribution under the rules of Section 958(b) of the Code, more than 10% in value of the stock of ACE will not own more than 25% of the total combined voting power or value of the stock of ACE. As a result, none of ACE Insurance, CODA, or the ACE Reinsurance Subsidiary, will be a CFC under the 25% Test. However, depending on the future ownership of ACE stock, any U.S. Person who subsequently acquires 10% or more of the stock of ACE may be required to include their share of the Subpart F income of ACE and its subsidiaries in their U.S. taxable income. It is not expected that ACE itself would ever be a CFC under the 50% test, so U.S. persons are not expected to have to include any of ACE's Subpart F income in their U.S. taxable income.

     United States--RPII companies. A different definition of "controlled foreign corporation" is applicable in the case of a foreign corporation which earns related person insurance income ("RPII"). RPII is defined in Code Section 953(c)(2) as any "insurance income" (as defined above) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "U.S. shareholder" of the foreign corporation or a "related person" to such a shareholder. For purposes only of taking into account RPII, and subject to the exceptions described below, an insurance subsidiary of ACE will be treated as a CFC it its


                                                                              7/

"RPII shareholders" (as defined below) collectively own, directly, indirectly, or by attribution under Code Section 958(b), 25% or more of the total combined voting power or value of such subsidiary's stock on any day during a fiscal year. If an insurance subsidiary of ACE is a CFC under the special RPII rules for an uninterrupted period of at least 30 days during any fiscal year, a U.S. Person who owns, directly or indirectly through foreign entities, shares of shares of such subsidiary on the last day of such fiscal year must include in its gross income for U.S. federal income tax purposes its allocable share of RPII for the entire taxable year, subject to certain modifications. For purposes of inclusion of RPII from an insurance subsidiary of ACE in the income of U.S. Persons who own ACE Ordinary Shares, unless an exception applies, the term "RPII shareholder" includes all U.S. Persons who own, directly or indirectly through foreign entities, any amount (rather than 10% or more) of the ACE Ordinary Shares. Generally, the term "related person" for purposes of the RPII rules means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock, with respect to corporations, or more than 50% of the beneficial interests, with respect to partnerships, trusts, or estates, applying constructive ownership principles similar to the rules of Section 958 of the Code. The term "related persons" also includes, with respect to insurance policies covering liability arising from services performed as a director, officer or employee of a corporation or a partner or employee of a partnership, the person performing such services and the entity for which the services are performed.

     The above RPII rules do not apply if (A) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated as owning less than 20% of the voting power and less than 20% of the value of the stock of ACE's insurance company subsidiaries, or (B) the RPII of each of ACE's insurance subsidiaries, determined on a gross basis, is less than 20% of each such subsidiary's gross insurance income for the taxable year. ACE believes that the RPII income of each of ACE Insurance and CODA has been, and should be for the foreseeable future, less than 20% of such subsidiary's gross insurance income for the taxable year and, based in part on information provided by Tempest, it is expected that the ACE Reinsurance Subsidiary's RPII income will constitute less than 20% of its gross insurance income for future taxable years. As a consequence, the special RPII rules should not apply, and U.S. Persons owning ACE Ordinary Shares should not be required to include in gross income any RPII income under the special RPII rules. The IRS may assert, however, that ACE's reinsurance subsidiaries indirectly reinsure shareholders of ACE. ACE does not expect any of its subsidiaries to enter into reinsurance arrangements where the ultimate risk insured is that of a holder of ACE Ordinary Shares that is a U.S. person or person related to such a U.S. person at a level which would cause any subsidiary to have RPII income of 20% or more of its gross insurance income. However, unless final Treasury Regulations under Code Section 953 provide that this rule would apply only if the reinsured entity is fronting for another party, it may be difficult for ACE to obtain and, if requested of ACE or a shareholder by the IRS, provide shareholders with enough information to document and be certain that each of ACE's subsidiaries providing significant reinsurance have satisfied the 20% test. ACE believes that it is unlikely that enough of the underlying reinsured parties will own sufficient ACE Ordinary Shares to cause the RPII income of any of ACE's subsidiaries to be 20% or more of their gross insurance income and ACE will endeavor to avoid failing the 20% test. However, the ultimate application of the RPII rules and the proof that will be required to establish compliance thereunder is uncertain and each prospective investor should consult their own tax advisor with respect to this issue.

     United States--Passive foreign investment companies. Code Sections 1291 through 1297 contain special rules applicable to foreign corporations that are "passive foreign investment companies" ("PFIC's"). In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes "passive income" (the "75% Income Test") or 50% or more of its assets produce, or are held for the production of, passive income (the "50% Asset Test"). If ACE were to be characterized as a PFIC, its U.S. shareholders would have to make an election (a "QEF Election") to be taxable currently on their pro-rata shares of earnings of ACE whether or not such earnings were distributed or they would be subject to a special tax and an interest charge at the time of the sale of, or receipt of an "excess distribution" with respect to, their shares, and a portion of any gain may be recharacterized as ordinary income, which for an individual would be taxed at the highest marginal rate of 39.6%.


                                                                              8/

In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the special tax and interest charges are based on the value of the tax deferral of the taxes that are deemed due during the period the U.S. shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the holder's period of ownership at the highest marginal tax rate. The interest charge is computed using the applicable rate imposed on underpayments of U.S. federal income tax for such period. In general, if a U.S. Person owns stock in a foreign corporation during any taxable year in which such corporation is a PFIC and such shareholder does not make a QEF Election, the stock will be treated as stock in a PFIC for all subsequent years.

     For the above purposes, "passive income" is defined to include income of a kind that would be characterized as foreign personal holding company income under Code Section 954(c), and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain and express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . ." "This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income for purposes of the PFIC rules. The PFIC statutory provisions also contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income . . . "and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% of the value of the stock.

     In ACE's view each of its direct and indirect insurance subsidiaries (including the ACE Reinsurance Subsidiary, after the Effective Time) is predominantly engaged in an insurance business and does not have financial reserves in excess of the reasonable needs of its insurance business. Under the look-through rule, ACE would be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of ACE Insurance, CODA, and the ACE Reinsurance Subsidiary for purposes of the 75% Income and 50% Assets Test. However, no regulations interpreting the substantive PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. Person who holds ACE Ordinary Shares should consult his tax advisor as to the possible effects of these rules.

     Information Reporting. Every U.S. Person who "controls" a foreign corporation by owning directly or by attribution more than 50% of the total value of shares of all classes of stock of such corporation, for an uninterrupted period of 30 days or more during a fiscal year of that corporation, must file IRS Form 5471 with its U.S. income tax return. However, the IRS has the authority to, and does require, any U.S. Person treated as a U.S. 10% shareholder or RPII shareholder of a CFC that owns shares directly or indirectly through a foreign entity to file a Form 5471. In addition, U.S. Persons who own more than 5% in value of the outstanding stock of ACE or its subsidiaries at any time during a taxable year are required in certain circumstances to file Form 5471 even if neither corporation is a CFC. A tax-exempt organization that is treated as a U.S. 10% shareholder or a RPII shareholder for any purpose under subpart F will be required to file a Form 5471 in the circumstances described above. Failure to file Form 5471 may result in penalties.

     Dispositions of ACE Ordinary Shares. Subject to the discussion elsewhere relating to the potential application of the CFC and PFIC rules, gain or loss realized by a U.S. ACE Shareholder on the sale, exchange or other disposition of ACE Ordinary Shares will be includible in gross income as capital gain or loss in an amount equal to the difference between such holder's basis in the ACE Ordinary Shares and the amount realized on the sale, exchange or other disposition. If a U.S. ACE Shareholder's holding period for the ACE Ordinary Shares is more than one year, any gain will be subject to the U.S. federal income tax at a current maximum marginal rate of 28% for individuals and 35% for corporations.

earnings and profits during the period that the shareholder held the shares (with certain adjustments). Code Section 953(c)(7) generally provides that
Section 1248 also will apply to the sale or exchange of shares by a U.S. shareholder in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income.

     ACE believes, based on the advice of counsel, that Code Section 1248 will not apply to dispositions of ACE Ordinary Shares, so long as ACE is not a CFC, because ACE is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret proposed regulations under Code
Section 953 in this manner or that the Treasury Department will not amend the proposed regulations under Section 953 or other regulations to provide that
Section 1248 will apply to dispositions of shares in a corporation such as ACE which is engaged in the insurance business directly on indirectly through its subsidiaries. If the IRS or Treasury Department were to take such action ACE would notify shareholders that Code Section 1248 will apply to dispositions of Common Shares.

     Foreign Tax Credit. Because it is anticipated that U.S. Persons will own a majority of ACE's shares after the Amalgamation and because a substantial part of the insurance business of ACE's subsidiaries includes the insurance of U.S. risks only a portion of the RPII and Subpart F inclusions (if any) and dividends paid by ACE (including any gain from the sale of ACE Ordinary Shares that is treated as a dividend under Code Section 1248) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. Except in the case of U.S. 10% shareholders it is likely that all of the RPII and Subpart F inclusions (if any) and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for certain U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

     Other. Dividends paid by ACE to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by Code Section 243.

     Except as discussed below with respect to backup withholding, dividends paid by ACE will not be subject to a U.S. withholding, tax.

     Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends (if any) on the ACE Ordinary Shares to U.S. Persons or to paying agents or custodians located in the U.S. In addition, a holder of ACE Ordinary Shares may be subject to backup withholding at the rate of 31% with respect to dividends paid by such persons, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular Federal income tax liability.

     Sales of ACE Ordinary Shares through brokers by certain U.S. Persons also may be subject to backup withholding. Sales by corporations, certain tax-exempt entities, individual retirement plans, REITs, certain financial institutions, and other "exempt recipients" as defined in applicable Treasury regulations currently are not subject to backup withholding. Holders of ACE Ordinary Shares should consult their own tax advisors regarding the possible applicability of the backup withholding rules to sales of their ACE Ordinary Shares.

     The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) is based on current law and is for general information only. The tax treatment of a holder of ACE Ordinary Shares for U.S. federal income, state, local or non-U.S. tax purposes may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of ACE Ordinary Shares. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF OWNING THE ACE ORDINARY SHARES.


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